

August 4, 2014

Via E-mail
Hui Huang
Chief Financial Officer
Renren Inc.
1/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People's Republic of China

      Re: **Renren Inc.**
               Form 20-F for the fiscal year ended December 31, 2013
               Filed April 29, 2014
               File No. 001-35147

Dear Mr. Huang:

We have reviewed your letter dated July 22, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 24, 2014.

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 86

1.   You indicate in response to prior comment 3 that Nuomi and Qingting are no longer a drain on the Company's consolidated cash flow after the deconsolidation. Your discussion of historical cash flows should provide insight into the extent to which reported financial information is not necessarily indicative of your future financial condition. Your discussion should provide an indication of which cash flow items should

be considered in assessing liquidity. As previously requested, tell us what consideration you gave to disclosing the amount of cash used for discontinued operations in each of the periods presented.

Notes to the Consolidated Financial Statements

Note 10. Long-Term Investments, page F-47

2.   We note from your response to prior comment 6 that you are unable to practically determine your percentage ownership in the partners' capital of JMOOP. In future filings, provide an indication of your ownership or explain why it is impractical.

3.   We note from your response to prior comment 7 that equity method accounting was applied to your limited partnership interest in JMOOP. You indicate in response to prior comment 6 that you recognize any appreciation or depreciation on your investment tranche in JMOOP based on the reports of fair market value of the investment securities owned. Tell us how your accounting complies with the subsequent accounting guidance for equity method investments in ASC 323-10-35-4. Supplementally provide the computation of your share of JMOOP's loss/gain for each of the periods presented based on the financial statements provided beginning on page FJ-1.

Exhibits 15.2 and 15.3

4.   We note your response to prior comment 8 regarding the consents by TransAsia Lawyers and Maples and Calder. Given that the statements in the Form 20-F regarding the corporate structure of the company and tax laws summarize opinions about material legal matters that you received from TransAsia Lawyers and Maples and Calder, it appears that a consent is required to be filed pursuant to Rule 436 under the Securities Act. The registration statement on Form S-8 (333-177366) is being updated pursuant to Securities Act Section 10(a)(3) by means of the Form 20-F and the exhibits should consent to the incorporation by reference of their names and the summarization of their opinions into the Form S-8 as you have done for the auditors' consents.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Sr. Asst. Chief Accountant

cc: Via E-mail
Z. Julie Gao, Esq., Partner
Skadden, Arps, Slate, Meagher & Flom LLP